                                                                EXHIBIT 5



              Excerpt (pages 4-13, 15 & 16) of the Proxy Statement
                    of Fusion Systems Corporation Dated as
                               of May 15, 1997

        SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth as of the Record Date certain information regarding beneficial ownership of the Corporation's Common Stock by: (i) each person or entity who, to the knowledge of the Corporation, owned beneficially more than 5% of the shares of Common Stock of the Corporation outstanding at such date; (ii) each director or nominee for director of the Corporation; (iii) each executive officer identified in the Summary Compensation Table set forth below under "Compensation and Other Information Concerning Directors and Officers"; and (iv) all directors, nominees for election to the Board of Directors and executive officers of the Corporation as a group.

NAME AND ADDRESS                                        AMOUNT AND NATURE      PERCENTAGE OF COMMON
OF BENEFICIAL OWNER                                     OF OWNERSHIP (1)        STOCK OUTSTANDING
-------------------                                     ----------------        -----------------
J. & W. Seligman & Co. Incorporated
    100 Park Avenue
    New York, NY  10017 (2)..........................        1,024,358                  13.7

Magten Asset Management Corp.
    35 East 21st  Street
    New York, NY  10010 (3)..........................          417,600                   5.6

Mellon Bank Corporation
    c/o Mellon Bank Corporation
    One Mellon Bank Center
    Pittsburgh, PA 15258 (4).........................          440,000                   5.9

Leslie S. Levine (5).................................          212,283                   2.8

John C. Matthews (6).................................          132,026                   1.8

Joseph F. Greeves (7)................................           14,036                    *

Steven F. Hodlin (8).................................            2,667                    *

A. David Harbourne (9)...............................           10,000                    *

Daniel Tessler (10)..................................          104,999                   1.4

Charles J. Coulter (11)..............................           29,435                    *

Jon D. Tompkins (12).................................           10,999                    *

Andrea Geisser (13)..................................            2,500                    *

Directors, Nominees and Executive Officers as
  a group (9 persons) (14)...........................          518,945                   6.9

------------------------
 *       Less than 1% of the outstanding shares of Common Stock.
(1) Except as otherwise noted, each person or entity named in the table has sole voting and investment power with respect to the shares.
(2) According to a Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 1997, J. & W. Seligman has sole voting power for 1,003,828 shares and sole dispositive power for 1,024,358 shares.
(3) According to a Schedule 13G filed with the Securities and Exchange Commission on February 13, 1997, Magten has shared voting power on 350,900 shares and shared dispositive power on 417,600 shares.
(4) According to a Schedule 13G filed with the Securities and Exchange Commission on January 31, 1997, Mellon has sole voting power of 372,000 shares, sole dispositive power of 398,000 and shared dispositive power of 41,000 shares.
(5) Includes 160,261 shares issuable upon the exercise of outstanding stock options exercisable on the Record Date or within 60 days thereafter. Also includes 6,390 shares of Common Stock held by his wife, Marsha Levine and 11,700 shares of Common Stock held by his daughter, Rachel Levine. Mr. Levine disclaims beneficial ownership of such shares.

(6) Includes 90,045 shares issuable upon the exercise of outstanding stock options exercisable on the Record Date or within 60 days thereafter. Also includes 1,891 shares held in joint tenancy with his wife, Patricia Matthews.
(7) Includes 13,334 shares issuable upon the exercise of outstanding stock options exercisable on the Record Date or within 60 days thereafter.
(8) Includes 2,667 shares issuable upon the exercise of outstanding stock options exercisable on the Record Date or within 60 days thereafter.
(9) Mr. Harbourne left the Corporation in September 1996 in connection with the sale of the Corporation's UV curing business.
(10) Includes 87,499 shares issuable upon the exercise of outstanding stock options exercisable on the Record Date or within 60 days thereafter.
(11) Includes 19,717 shares issuable upon the exercise of outstanding stock options exercisable on the Record Date or within 60 days thereafter.
(12) Includes 9,999 shares issuable upon the exercise of outstanding stock options exercisable on the Record Date or within 60 days thereafter.
(13) Includes 2,500 shares issuable upon the exercise of outstanding stock options exercisable on the Record Date or within 60 days thereafter.
(14) Includes 386,022 shares issuable upon the exercise of outstanding stock options exercisable on the Record Date or within 60 days thereafter.

                                   PROPOSAL 1

                             ELECTION OF DIRECTORS
NOMINEES

         The Corporation's Board of Directors is currently fixed at five (5) members, all of whom are outside, non-employee directors except for Mr. Levine. The Corporation's Amended and Restated By-Laws divide the Corporation's Board of Directors into three classes. The members of each class of directors serve for staggered three-year terms. Messrs. Levine and Tessler are Class I directors whose terms expire at the meeting. The Board is also composed of two Class II directors (Messrs. Coulter and Tompkins) and one Class III director (Mr. Geisser) whose terms expire upon the election and qualification of directors at the Annual Meeting of Stockholders to be held in 1999 and 1998, respectively.

         The Board of Directors has nominated and recommended that Messrs. Levine and Tessler, who are both currently members of the Board of Directors, be elected Class I directors to hold office until the 2000 Annual Meeting of Stockholders, or until their successors have been duly elected and qualified or until such director's earlier resignation or removal. The Board of Directors knows of no reason why the nominees should be unable or unwilling to serve, but if the nominees should for any reason be unable or unwilling to serve, the proxies will be voted for the election of such other persons for the office of directors as the Board of Directors may recommend in the place of such nominees. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the nominees named below.

                 THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
                  A VOTE "FOR" THE FOLLOWING LIST OF NOMINEES.

         The following table sets forth the nominees to be elected at the meeting and each director whose term of office will extend beyond the meeting, the year such nominee or continuing director was first elected a director, the positions currently held by the nominee and each continuing director with the Corporation, the year that each nominee's or continuing director's term will expire and the class of director of each nominee and continuing director.

NOMINEE'S OR DIRECTOR'S
NAME AND YEAR NOMINEE
OR DIRECTOR FIRST                                  POSITION(S) WITH                 YEAR TERM                 CLASS OF
BECAME A DIRECTOR                                  THE CORPORATION                 WILL EXPIRE                DIRECTOR
-----------------------                            ---------------                 -----------                --------
NOMINEES:

Leslie S. Levine (1991)........            President, Chief Executive Officer          2000                      I
                                                      and Director

Daniel Tessler (1973)..........            Chairman of the Board of Directors          2000                      I

CONTINUING DIRECTORS:

Charles J. Coulter (1983)......                         Director                       1999                      II

Jon D. Tompkins (1994).........                         Director                       1999                      II

Andrea Geisser  (1996).........                         Director                       1998                      III


                OCCUPATIONS OF DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth the Class I nominees to be elected at the meeting, the current directors who will continue to serve as directors beyond the meeting, and the executive officers of the Corporation, their ages, and the positions currently held by each such person with the Corporation.

NAME                                       AGE                          POSITION
----                                       ---                          --------
Leslie S. Levine.....................      56        President, Chief Executive Officer and Director

John C. Matthews.....................      57        Senior Vice President and President, Fusion
                                                     Semiconductor Systems Corporation

Joseph F. Greeves....................      40        Vice President, Chief Financial Officer,
                                                     Treasurer and Secretary

Steven F. Hodlin.....................      42        Vice President, Corporate Quality

Daniel Tessler.......................      53        Chairman of the Board of Directors

Charles J. Coulter (1)(2)............      71        Director

Jon D. Tompkins (1)(2)...............      56        Director

Andrea Geisser (1)(2)................      54        Director

---------------------
(1) Member of Compensation Committee.
(2) Member of Audit Committee.

DIRECTORS TO BE ELECTED AT THE MEETING

     LESLIE S. LEVINE, a founder of the Corporation, has served as President and Chief Executive Officer of the Corporation since July 1992. Mr. Levine has served as a Director of the Corporation since December 1991. From 1983 to 1992, Mr. Levine was Executive Vice President for Finance and Administration of the Corporation. He holds a Ph.D. in physics from Columbia University.

     DANIEL TESSLER has been a Director of the Corporation since 1973 and Chairman of the Board of Directors since February 1994. Mr. Tessler has served as Chairman and Chief Executive Officer of Fusion Lighting, Inc. since 1994, and as chairman of Tessler and Cloherty, Inc. and Venture Advisors, Inc., private investment firms, since 1980 and 1991, respectively.

DIRECTORS WHOSE TERMS EXTEND BEYOND THE MEETING

     CHARLES J. COULTER has been a Director of the Corporation since 1983. Mr. Coulter served as President of American Research & Development, a venture capital firm, from 1972 to June 1992. Mr. Coulter serves as a director of Antex Biologics Inc.

     ANDREA GEISSER has served as a Director of the Corporation since June 1996. Mr. Geisser has served as a Managing Director of Fenway Partners, Inc., a principal investing firm specializing in middle-market acquisitions, since July 1994, and a partner of the general partner of its affiliated investment partnership since the organization of such partnership in January 1995. Prior to joining Fenway Partners, Mr. Geisser served Butler Capital Corporation ("BCC") as a managing director from February 1989 until June 1994, acting as a director of many of BCC's portfolio companies. Mr. Geisser is a director of Van de Kamp's Inc. Mr. Geisser is also a director of several Fenway portfolio companies and a trustee of Corporate Property Investors, a real estate investment trust.

     JON D. TOMPKINS has served as a Director of the Corporation since December 1994. Mr. Tompkins has served as President and Chief Executive Officer of Tencor Instruments since April 1991 and as chairman of the board of directors of Tencor Instruments since November 1993. Mr. Tompkins serves as a director of Varian Associates, a manufacturer of semiconductor equipment, and as a director of SEMI/SEMATECH, an association of U.S. semiconductor equipment and materials companies.

EXECUTIVE OFFICERS

     JOHN C. MATTHEWS has been with the Corporation since 1979 and currently serves as Senior Vice President. In March 1996, he was appointed President, Fusion Semiconductor Systems Corporation ("Fusion Semiconductor"), a wholly-owned subsidiary of the Corporation. Mr. Matthews served as Senior Vice President of Fusion Semiconductor from 1993 until 1996, and as Vice President (Semiconductor) from 1983 to 1993. Prior to that time, he served as Marketing Manager of Fusion UV Curing.

     JOSEPH F. GREEVES joined the Corporation as Vice President, Chief Financial Officer, Treasurer and Secretary in May 1995. Prior to joining the Corporation, Mr. Greeves served as Executive Vice President and Chief Financial Officer of Ogden Environmental and Energy Services, Co., Inc., a division of Ogden Corporation which provided consulting services, lab services, remediation services and independent power production on a worldwide basis.

     STEVEN F. HODLIN joined the Corporation as Director, Corporate Quality in February 1995. He was appointed Vice President, Corporate Quality in December 1995. Prior to joining the Corporation, Mr. Hodlin served as Vice President, Quality and Reliability Systems for Penril Datability Networks. He has been a Malcolm Baldrige Quality Award Examiner since 1994 and a U.S. Senate Productivity Award examiner since 1992.

     Executive officers of the Corporation are elected by the Board of Directors on an annual basis and serve until their successors have been duly elected and qualified.

                   THE BOARD OF DIRECTORS AND ITS COMMITTEES

         The Board of Directors met eight times during the fiscal year ended December 31, 1996. The Audit Committee of the Board of Directors, of which Messrs. Coulter, Geisser and Tompkins are currently members, reviews, with the independent accountants and management, the annual financial statements and independent accountants' opinion, reviews the results of the examination of the Corporation's financial statements by the independent accountants, recommends the retention of the independent accountants to the Board of Directors and periodically reviews the Corporation's accounting policies and internal accounting and financial controls. During the fiscal year ended December 31, 1996, the Audit Committee met five times. The Board of Directors also has appointed a Compensation Committee, whose members currently are Messrs. Coulter, Geisser and Tompkins. The Compensation Committee, which held seven meetings during the fiscal year ended December 31, 1996, is responsible for administering the Corporation's stock ownership plans and for reviewing and approving compensation matters concerning the executive officers of the Corporation. The Board of Directors does not currently have a standing nominating committee. Each of the directors attended at least 75% of the aggregate of all meetings of the Board of Directors and of all Committees on which he serves.

                       COMPENSATION AND OTHER INFORMATION
                       CONCERNING DIRECTORS AND OFFICERS

EXECUTIVE COMPENSATION SUMMARY

         The following table sets forth certain information with respect to the annual and long-term compensation of the Corporation's Chief Executive Officer and each of the Corporation's four other most highly compensated executive officers (collectively, the "Named Executive Officers") for the fiscal years ended December 31, 1996, 1995 and 1994.

                           SUMMARY COMPENSATION TABLE

                                                                                Long-Term
                                              Annual Compensation              Compensation
                                        -----------------------------------    ------------
Name and Principal Position
---------------------------
                                                                                   Option            All Other
                                  Year           Salary ($)       Bonus ($)     Awards (#)(1)    Compensation($)(2)
                                  ----           ----------       ---------     -------------    ------------------
Leslie S. Levine                  1996           $244,125         $ 85,000          27,000             $11,085
  President and Chief             1995            217,632          165,000          30,000              11,610
    Executive Officer             1994            196,711          142,800          70,261              11,987


John C. Matthews                  1996            162,409           75,000          22,000              10,635
  Senior Vice President and       1995            150,274           91,000          30,000              11,610
    President, Fusion             1994            139,612           82,000          40,045              11,987
    Semiconductor


Joseph F. Greeves (3)             1996            152,116           58,700          19,000               5,584
  Vice President and Chief        1995             87,234           44,000          20,000                 152
    Financial Officer             1994                 --               --              --                  --



Steven F. Hodlin (4)              1996            121,730           30,000          10,750               5,178
  Vice President -                1995             84,865           21,000           8,000                 192
    Corporate Quality             1994                 --               --              --                  --



A. David Harbourne (5)            1996            114,812           30,000               0               9,486
  Senior Vice President and       1995            150,274           61,000          30,000              10,800
    President, UV Curing          1994            139,612           82,000          31,954              11,177

---------------

(1)  Includes options granted in 1997 for services performed in 1996.
(2) Includes premiums paid on life insurance policies and contributions by the Corporation to 401(k) plan for the benefit of the Named Executive Officers.
(3)  Mr. Greeves joined the Corporation in May 1995.
(4)  Mr. Hodlin joined the Corporation in February 1995.
(5) Mr. Harbourne left the Corporation in September 1996 in connection with the sale of the Corporation's UV curing business.

OPTION GRANTS IN LAST FISCAL YEAR

         The following table sets forth each grant of stock options made to the Named Executive Officers pursuant to the Corporation's stock plans during the year ended December 31, 1996:


                                                    Individual Grants
                                 -------------------------------------------------------

                                                Percent of                                      Potential Realizable
                                                  Total                                           Value at Assumed
                                  Number of      Options                                          Annual Rates of
                                  Securities    Granted to                                    Stock Price Appreciation
                                  Underlying    Employees      Exercise                          for Option Term (1)
                                   Options      in Fiscal       Price       Expiration        ---------------------------
Name                              Granted(#)       Year       ($/Share)        Date              5%($)            10%($)
----                              ----------    ---------     ---------     ----------        -----------       ---------
Leslie S. Levine............        12,000        5.72%        $19.50         9/19/06           $147,160        $ 372,935

John C. Matthews............        12,000        5.72          19.50         9/19/06            147,160          372,935

Joseph F. Greeves...........        15,000        7.14          19.50         9/19/06            183,950          466,168

Steven F. Hodlin............         7,000        3.33          19.50         9/19/06             85,843          217,545

A. David Harbourne..........             0        --            --            --                  --              --

----------------

(1) Amounts reported in these columns represent amounts that may be realized upon exercise of the options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation (5% and 10%) on the market value of the Corporation's Common Stock on the date of option grant over the term of the options. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission and do not reflect the Corporation's estimate of future stock price growth. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent on the timing of such exercises and the future performance of the Corporation's Common Stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the individuals.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END VALUES

         The following table sets forth information with respect to options to purchase the Corporation's Common Stock granted to the Named Executive Officers under the Corporation's stock plans, including (i) the number of shares of Common Stock purchased upon exercise of options during the fiscal year ended December 31, 1996; (ii) the net value which would have been realized upon such exercise had such shares been sold; (iii) the number of unexercised options outstanding at December 31, 1996; and (iv) the value of such unexercised options at December 31, 1996.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                       OPTION VALUES AT DECEMBER 31, 1996

                                                                       Numbers of Unexercised         Value(2) of Unexercised
                               Shares                                        Options at               In-the-Money Options at
                             Acquired on             Value             December 31, 1996 (#)         December 31, 1996 ($) (2)
    Name                     Exercise (#)       Realized($)(1)       Exercisable/Unexercisable       Exercisable/Unexercisable
    ----                     -----------        --------------       -------------------------       -------------------------
 Leslie S. Levine........          --          $          --               136,840/55,421            $1,432,381/$139,275

 John C. Matthews........          --                     --                76,696/45,349                 732,734/88,411

 Joseph F. Greeves.......          --                     --                 6,667/28,333                       0/26,250

 Steven F. Hodlin........          --                     --                 2,667/12,333                       0/12,250

 A. David Harbourne......      51,954                323,920                          0/0                            0/0


-------------

(1) Amounts disclosed in this column were calculated based on the difference between the fair market value of the Corporation's Common Stock on the date of exercise and the exercise price of the options in accordance with regulations promulgated under the Securities Exchange Act of 1934, as amended, and do not reflect amounts received by the Named Executive Officers.

(2) Value is based on the difference between the option exercise price and the fair market value at December 31, 1996, the last day during fiscal year 1996 for which market prices are available ($21.25 per share as quoted on the Nasdaq National Market), multiplied by the number of shares underlying the option.

STOCK PLANS

     The Corporation currently has three stock ownership plans: the 1994 Stock Option Plan, the 1994 Non-Employee Director Stock Option Plan, and the 1994 Employee Stock Purchase Plan. In addition, as of the Record Date, options to purchase an aggregate of 196,732 shares of Common Stock were outstanding under the Corporation's 1984 Stock Option Plan, which expired on December 31, 1993.

 SEVERANCE AGREEMENTS

     The Corporation has in place severance agreements, which would be activated if and when a change in control (as defined in the agreements) of the Corporation occurs, with a significant number of employees including all of its executive officers. The agreements with its executive officers provide for the payment of the following compensation and benefits upon the termination in certain circumstances of an executive officer's employment with the Corporation following a change in control of the Corporation: (i) the continuation of their base pay for a period equal to one month for each $5,000 of base pay up to a maximum of 24 months; (ii) incentive compensation for the pro-rata portion of the year the executive officer was employed with the Corporation; (iii) payment in cash of the amount of any health, life and disability insurance premiums the Corporation would have paid on the officer's behalf had the officer been employed during the payment period established in (i) above or a payment of such premiums directly to the plan if the executive officer is continuing health insurance under the Corporation's plan; and (iv) a payment for full executive outplacement to a maximum of 15% of the officer's base pay and incentive compensation paid during the twelve-month period prior to the termination of employment, or payment to the executive officer of said amount. Mr. Levine's severance agreement includes one additional event constituting a change of control under his agreement; this added definition provides that a change of control shall be deemed to have occurred when, during any consecutive two-year period, the individuals who at the beginning of such period constituted the Board of Directors of the Corporation (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Corporation was approved by a vote of 66-2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Corporation then in office.

     Pursuant to these agreements, whether or not there is a change in control, each executive officer has agreed to maintain the confidentiality of Corporation information and assign to the Corporation all inventions and product improvements related to the Corporation's business operations developed by such person during the term of the agreement and during the one-year period thereafter. Moreover, each executive officer has agreed that during the term of his respective employment with the Corporation and thereafter for two years, such person will not compete with the Corporation by engaging in any capacity in any business which is competitive with the business of the Corporation, unless the Corporation determines that the fulfillment of such person's duties in the proposed employment would not likely cause the disclosure or use of any confidential information of the Corporation.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

         The Corporation's executive compensation program is administered by the compensation committee of the Board of Directors (the "Compensation Committee"), which is comprised entirely of non-employee directors. Pursuant to authority delegated by the Board of Directors, the Compensation Committee is responsible for reviewing and administering the Corporation's stock ownership plans and reviewing and approving compensation matters concerning the executive officers of the Corporation.

         The Corporation's executive compensation program is designed to provide levels of compensation that assist the Corporation in attracting, motivating and retaining qualified executive officers and aligning the financial interests of the Corporation's executive officers with those of its stockholders by providing a competitive compensation package based on corporate, separate business unit and individual performance. Compensation under the executive compensation program is comprised of cash compensation in the form of salary and annual incentive bonuses, and long-term incentive awards in the form of stock option grants. In addition, the compensation program is comprised of various benefits, including medical and insurance plans, and the Corporation's 1994 Employee Stock Purchase Plan and 401(k) profit-sharing plan. These plans are generally available to all U.S. employees of the Corporation.

BASE SALARY

         Compensation levels for each of the Corporation's executive officers, including the Chief Executive Officer, are generally set within the range of salaries that the Compensation Committee believes are paid to executive officers with comparable qualifications, experience and responsibilities at similar companies. In setting compensation levels, the Compensation Committee seeks to align total executive compensation levels with corporate performance. Accordingly, base salary levels are set at what the Compensation Committee believes are at the low-end of base salaries paid to executive officers with comparable qualifications, experience and responsibilities at similar companies, while providing relatively higher cash bonus and incentive award opportunities. In addition, the Compensation Committee generally takes into account such factors as (i) the Corporation's past financial performance and future expectations; (ii) business unit performance and future expectations;
(iii) individual performance and experience; and (iv) past salary levels. The Compensation Committee does not assign relative weights or rankings to these factors, but instead makes a determination based upon the consideration of all of these factors as well as the progress made with respect to the Corporation's long-term goals and strategies. Generally, salary decisions for the Corporation's executive officers are made by the Compensation Committee near the beginning of each calendar year.

         Fiscal 1996 base salaries were determined by the Compensation Committee after reviewing the base compensation paid to executive officers at other semiconductor and high-tech equipment manufacturing companies. Base salary levels for each of the Corporation's executive officers, other than the Chief Executive Officer, were also based upon evaluations and recommendations made by the Chief Executive Officer.

INCENTIVE COMPENSATION

         Each executive officer is eligible to receive a cash bonus at the end of the fiscal year based upon the Corporation's performance, as well as individual and business unit performance. Additional bonuses may be awarded during the fiscal year to reward an executive officer for superior performance. Generally, bonus awards for each of the Corporation's executive officers, other than the Corporation's Chief Executive Officer, are based upon the recommendations of the Corporation's Chief Executive Officer. Bonuses are intended to be a significant portion of an executive officer's total compensation and are distributed shortly after the end of the fiscal year.

         Fiscal 1996 annual bonus amounts for each of the Corporation's executive officers were determined by the Compensation Committee after reviewing information assembled by The Radford Group on comparative salary and bonus arrangements at comparable companies. Bonus amounts for each of the executive officers, other than the Chief Executive Officer, were also based upon evaluations and recommendations made by the Chief Executive Officer. In respect of the fiscal year ended December 31, 1996, annual bonuses totaling $278,700 were awarded to the Corporation's executive officers based upon a combination of corporate and individual performance. Of the annual bonuses awarded to executive officers in respect of fiscal 1996, Mr. Levine received $85,000 and Messrs. Greeves, Harbourne, Hodlin and Matthews, collectively, received $193,700.

STOCK OPTIONS

         Stock options are the principal vehicle used by the Corporation for the payment of long-term compensation, to provide a stock-based incentive to improve the Corporation's financial performance and to assist in the recruitment, motivation and retention of key professional and managerial personnel. The Corporation's stock option plans are administered by the Compensation Committee. To date, the Compensation Committee has not granted stock options at less than fair market value.

         Generally, stock options are granted to eligible employees from time to time based primarily upon the individual's actual and/or potential contributions to the Corporation and the Corporation's financial performance. Stock options are designed to align the interests of the Corporation's executive officers with those of its stockholders by encouraging executive officers to enhance the value of the Corporation, the price of the Common Stock and, hence, the stockholders' return. In addition, the exercisability of stock options over a period of time is designed to defer the receipt of compensation by the option holder, thus creating an incentive for the individual to remain with the Corporation. The Corporation periodically grants new options to provide continuing incentives for future performance.

         During the fiscal year ended December 31, 1996, options to purchase an aggregate of 46,000 shares of Common Stock were awarded to the Corporation's executive officers. Of such options, 12,000 were granted to Mr. Levine and an aggregate of 34,000 were granted to the Corporation's other executive officers.

OTHER BENEFITS

         The Corporation also has various broad-based employee benefit plans. Executive officers participate in these plans on the same terms as eligible, non-executive employees, subject to any legal limits on the amounts that may be contributed or paid to executive officers under these plans. The Corporation offers a stock purchase plan, under which employees may purchase Common Stock at a discount, and a 401(k) profit-sharing plan, which permits employees to invest in a wide variety of funds on a pre-tax basis. The Corporation also maintains insurance and other benefit plans for its employees.

TAX DEDUCTIBILITY OF EXECUTIVE COMPENSATION

         Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally limits the tax deduction to $1 million for compensation paid to any of the executive officers unless certain requirements are met. The Compensation Committee has considered these requirements and the related regulations. It is the Compensation Committee's present intention that, so long as it is consistent with its overall compensation objectives, substantially all executive compensation shall be deductible for federal income tax purposes.

MR. LEVINE'S COMPENSATION

         Consistent with the executive compensation policies described above of providing relatively low base salaries combined with higher incentive bonuses, the Compensation Committee determined the base salary, incentive bonus and stock options received by Mr. Levine, the Corporation's President and Chief Executive Officer, for services rendered in fiscal 1996. For the fiscal year ended December 31, 1996, Mr. Levine received $244,125 in base salary and was awarded a bonus of $85,000 based upon a combination of individual and corporate performance. Mr. Levine's bonus compensation for fiscal 1996 was approximately 35% of his base salary. In addition, in fiscal 1996 Mr. Levine was granted options to purchase 12,000 shares of Common Stock and in fiscal 1997 Mr. Levine was granted options to purchase 15,000 shares of Common Stock for services performed in 1996.

RESPECTFULLY SUBMITTED BY
THE COMPENSATION COMMITTEE

         Charles J. Coulter
         Andrea Geisser
         Jon D. Tompkins

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Corporation's Board of Directors has established a Compensation Committee consisting of Messrs. Coulter, Geisser and Tompkins. No person who served as a member of the Compensation Committee was, during the past fiscal year, an officer or employee of the Corporation or any of its subsidiaries, was formerly an officer of the Corporation or any of its subsidiaries, or had any relationship requiring disclosure herein. No executive officer of the Corporation served as a member of the compensation committee of another entity (or other committee of the Board of Directors performing equivalent functions or, in the absence of any such committee, the entire Board of Directors), one of whose executive officers served as a director of the Corporation.

COMPENSATION OF DIRECTORS

     The Corporation's non-employee directors receive a fee of $15,000 per year for service as a member of the Board of Directors, other than the Chairman of the Board of Directors who receives $75,000. All directors are reimbursed for expenses incurred in connection with attending Board of Directors and committee meetings. Non-employee directors are also automatically granted options to purchase shares of the Corporation's Common Stock pursuant to the 1994 Non-Employee Director Stock Option Plan.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In 1992, the Corporation transferred selected assets of its imaging business unit to a wholly-owned subsidiary, Fusion Lighting, Inc. ("Fusion Lighting") and distributed the stock of Fusion Lighting to the shareholders of the Corporation in proportion to their holdings of Fusion Systems Corporation stock.

         The Corporation continues to sublease a facility to Fusion Lighting and provides limited administrative services such as data management services. The Corporation has also provided additional services including materials procurement, shipping and receiving, and accounting to Fusion Lighting. Additionally, the Corporation's former Japanese subsidiary (sold in connection with the sale of the UV curing business) purchased and resold certain imaging products from Fusion Lighting to fulfill preexisting contractual commitments. See Note 9 of Notes to the Corporation's Consolidated Financial Statements contained in the Corporation's Report on Form 10-K and also in the Corporation's Annual Report to Shareholders.

         Daniel Tessler, Chairman of the Board of Directors of the Corporation, also serves as Chairman of the Board of Directors and Chief Executive Officer of Fusion Lighting. Leslie S. Levine, a director and President and Chief Executive Officer of the Corporation, also serves as a director and President of Fusion Lighting. As of April 10, 1997, Mr. Tessler and Mr. Levine beneficially owned approximately 6% and 4%, respectively, on a Common Stock equivalent basis of Fusion Lighting, and 8% and 4%, respectively, of a series of non-convertible preferred stock of Fusion Lighting. An affiliate of Mr. Tessler also owned warrants, not presently exercisable, to acquire an additional 7% of Fusion Lighting at such date. A summary of the above-described transactions between the Corporation and Fusion Lighting in the fiscal year ended December 31, 1996 is as follows (in thousands):

 Purchase of equipment from Fusion Lighting.........................   $  78
 Procurement of materials and fixed assets for Fusion Lighting......      51
 Corporate services and sales support provided to Fusion Lighting...   1,047
 Building sublease rent.............................................     190

         The amount receivable from Fusion Lighting as of December 31, 1996 was $241,000.

         At the time of the Corporation's sale of the UV curing business to Fairey Group, plc ("Fairey") in September of 1996, in a separate transaction, Fusion Lighting received $5 million from Fairey, in consideration for a mutual non-compete agreement, a cross license of technology, a change of corporate name of Fusion Lighting and a right of first opportunity to serve as Fusion Lighting's exclusive distributor for certain of its products which have application to UV curing.

         In 1996, the Corporation paid Venture Advisors, Inc. ("VAI") $1,046,500 for services rendered in connection with the sale of the UV curing business. Mr. Tessler, Chairman of the Board of Directors of the Corporation, is the President and controlling stockholder of VAI. The Corporation also received additional consulting services from VAI totaling $67,500.

         The Corporation has adopted a policy whereby all transactions between the Corporation and its officers, directors and affiliates shall be on terms no less favorable to the Corporation than could be obtained from unrelated third parties and shall be approved by a majority of the disinterested members of the Corporation's Board of Directors.

                                   PROPOSAL 2

                     RATIFICATION OF SELECTION OF AUDITORS

         The Board of Directors has selected the firm of Arthur Andersen LLP ("Arthur Andersen"), independent certified public accountants, to serve as auditors for the fiscal year ending December 31, 1997. Arthur Andersen has served as the Corporation's accountants since 1990. It is expected that a member of Arthur Andersen will be present at the meeting with the opportunity to make a statement if so desired and will be available to respond to appropriate questions.

                THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A
                 VOTE "FOR" THE RATIFICATION OF THIS SELECTION.


            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Exchange Act requires the Corporation's directors, executive officers and holders of more than 10% of the Corporation's Common Stock (collectively, "Reporting Persons") to file with the Securities and Exchange Commission (the "SEC") initial reports of ownership and reports of changes in ownership of Common Stock of the Corporation. Such persons are required by regulations of the SEC to furnish the Corporation with copies of all such filings. Based on its review of the copies of such filings received by it with respect to the fiscal year ended December 31, 1996 and written representations from certain Reporting Persons, the Corporation believes that all Reporting Persons complied with all Section 16(a) filing requirements in the fiscal year ended December 31, 1996, except for the following: Mr. Geisser filed a late Form 3.


                             STOCKHOLDER PROPOSALS

         Proposals of stockholders intended for inclusion in the proxy statement to be furnished to all stockholders entitled to vote at the next Annual Meeting of Stockholders of the Corporation must be received at the Corporation's principal executive offices not later than December 1, 1997. In order to curtail controversy as to the date on which a proposal was received by the Corporation, it is suggested that proponents submit their proposals by certified mail, return receipt requested to 7600 Standish Place, Rockville, Maryland 20855, Attention: Ellen S. Ranard, General Counsel.

                           EXPENSES AND SOLICITATION

         The cost of solicitation of proxies will be borne by the Corporation, and in addition to soliciting stockholders by mail through its regular employees, the Corporation may request banks, brokers and other custodians, nominees and fiduciaries to solicit their customers who have stock of the Corporation registered in the names of a nominee and, if so, will reimburse such banks, brokers and other custodians, nominees and fiduciaries for their reasonable out-of-pocket costs. Solicitation by officers and employees of the Corporation may also be made of some stockholders in person or by mail, telephone or telegraph following the original solicitation.

                                   By Order of the Board of Directors

                                   Joseph F. Greeves
                                   Secretary


Rockville, Maryland
                                                                    May 15, 1997